Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, China, March 24, 2022 --iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total revenues were RMB237.8 million (US$37.3 million), a year-over-year increase of 25.5%.

•	Revenues from online subscriptions were RMB220.8 million (US$34.7 million), a year-over-year increase of 40.4%.

•	Gross profit was RMB164.9 million (US$25.9 million), a year-over-year increase of 24.4%.

•	Operating loss was RMB10.6 million (US$1.7 million), compared with RMB63.8 million in the same period last year.

•	Net loss was RMB7.9 million (US$1.2 million), compared with RMB53.8 million in the same period last year.

•	Average total MAUs[1] for the fourth quarter were 16.35 million, a year-over-year increase of 28.0%.

Fiscal Year 2021 Highlights

•	Total revenues were RMB944.7 million (US$148.2 million), a year-over-year increase of 77.6%.

•	Revenues from online subscriptions were RMB832.3 million (US$130.6 million), a year-over-year increase of 93.4%.

•	Gross profit was RMB660.6 million (US$103.7 million), a year-over-year increase of 80.8%.

•	Operating loss was RMB54.2 million (US$8.5 million), compared with RMB44.5 million in the fiscal year of 2020.

•	Net loss was RMB37.1 million (US$5.8 million), compared with RMB37.5 million in the fiscal year of 2020.

•	Average total MAUs for the fiscal year 2021 were 16.40 million, a year-over-year increase of 54.6%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “The fourth quarter capped off a solid year for our business as our average total MAUs for the fiscal year 2021 reached 16.40 million, representing an increase of 54.6% year-over-year. This speaks to the unique strengths of our products which helped further solidify our leading position in the market. Throughout the year, we remained fully committed to our vision of making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. We enhanced our product portfolio by regularly refining existing offerings, and proactively developing new experiences to better support the all-around development of children. We have recently launched two new products, iHuman Coding and iHuman Little Artists, to further enrich our STEAM offerings and better align our products with the core values of our company. iHuman Coding was specifically designed to cultivate kids’ logical thinking and creativity while encouraging them to accomplish thoughtfully-designed, fun and interactive coding missions. iHuman Little Artists is an art app aimed to inspire children to create and develop their artistic vision through immersive art museum tours and hands-on activities. We believe that the addition of these two new products will further enhance the competitiveness of our superior product portfolio and unlock additional growth opportunities for our business.”

1“Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “As we closed out the 2021 fiscal year, we are pleased to see that our business delivered steady growth, highlighted by a continuous user base expansion and a strong top-line growth compared with last year. Our total revenues for the full year increased by 77.6% year-over-year to RMB944.7 million. Revenues from online subscriptions grew even faster at 93.4% year-over-year to RMB832.3 million, primarily driven by increased demand for our high-quality self-directed app products from Millennial and Gen-Z parents. Over the past year, with a persistent focus on children’s healthy growth and well-rounded development, we further expanded our product lineup and enhanced our technological capabilities to create a kid-friendly and integrated online-offline experience. As 2022 unfolds, we will continue to take advantage of our strong AI/AR functionalities to support innovation, seize long-term opportunities, cultivate new growth drivers, and continue scaling our business.”

Fourth Quarter 2021 Unaudited Financial Results

Revenues

Total revenues were RMB237.8 million (US$37.3 million), an increase of 25.5% from RMB189.5 million in the same period last year.

Revenues from online subscriptions were RMB220.8 million (US$34.7 million), an increase of 40.4% from RMB157.3 million in the same period last year, primarily driven by enhanced user engagement. Average total MAUs for the quarter were 16.35 million, an increase of 28.0% year-over-year from 12.77 million in the same period last year. The number of paying users2 for the quarter was 1.42 million.

Revenues from offline products and others were RMB17.0 million (US$2.7 million), compared with RMB32.2 million in the same period last year.

Cost of Revenues

Cost of revenues was RMB72.9 million (US$11.4 million), an increase of 27.9% from RMB57.0 million in the same period last year, primarily due to an increase in channel costs and payroll-related expenses, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB164.9 million (US$25.9 million), an increase of 24.4% from RMB132.5 million in the same period last year. Gross margin was 69.3%, compared with 69.9% in the same period last year.

Operating Expenses

Total operating expenses were RMB175.5 million (US$27.5 million), a decrease of 10.6% from RMB196.4 million in the same period last year. Share-based compensation expenses of RMB1.4 million were recognized during the fourth quarter of 2021, compared with RMB78.0 million in the same period last year. Excluding share-based compensation expenses, total operating expenses were RMB174.1 million, an increase of 47.1% from the same period last year.

Research and development expenses were RMB109.1 million (US$17.1 million), an increase of 55.9% from RMB70.0 million in the same period last year. Excluding share-based compensation expenses, the research and development expenses were RMB108.9 million, an increase of 115.7% from the same period last year, primarily due to a rise in payroll-related expenses, rental expenses, and outsourcing expenses as the Company continued to expand its research and development capabilities, and enhance and develop its tech-powered, intellectual development products.

Sales and marketing expenses were RMB36.7 million (US$5.8 million), a decrease of 17.8% from RMB44.6 million in the same period last year. Excluding share-based compensation expenses, the sales and marketing expenses were RMB36.6 million, a decrease of 12.4% from the same period last year, primarily due to a decrease in advertising and promotion expenses.

General and administrative expenses were RMB29.8 million (US$4.7 million), a decrease of 63.6% from RMB81.8 million in the same period last year. Excluding share-based compensation expenses, the general and administrative expenses were RMB28.7 million, an increase of 9.8% from the same period last year, primarily due to an increase in payroll-related expenses.

2 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Operating Income (Loss)

Operating loss was RMB10.6 million (US$1.7 million), compared with RMB63.8 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating loss3 was RMB9.0 million (US$1.4 million), compared with an adjusted operating income of RMB16.1 million in the same period last year.

Net Income (Loss)

Net loss was RMB7.9 million (US$1.2 million), compared with RMB53.8 million in the same period last year.

Adjusted net loss3 was RMB6.4 million (US$1.0 million), compared with an adjusted net income of RMB26.1 million in the same period last year.

Net loss attributable to ordinary shareholders was RMB7.9 million (US$1.2 million), compared with RMB54.1 million in the same period last year.

Adjusted net loss attributable to ordinary shareholders was RMB6.4 million (US$1.0 million), compared with an adjusted net income attributable to ordinary shareholders of RMB25.8 million in the same period last year.

Basic and diluted net loss per ADS were RMB0.15 (US$0.02), compared with RMB1.04 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net loss per ADS was RMB0.12 (US$0.02), compared with an adjusted diluted net income per ADS of RMB0.48 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB303.0 million (US$47.5 million) as of December 31, 2021, compared with RMB268.6 million as of December 31, 2020.

Cash and Cash Equivalents

Cash and cash equivalents were RMB855.4 million (US$134.2 million) as of December 31, 2021, compared with RMB861.7 million as of December 31, 2020.

Fiscal Year 2021 Unaudited Financial Results

Revenues

Total revenues were RMB944.7 million (US$148.2 million), an increase of 77.6% from RMB531.9 million in fiscal year 2020.

Revenues from online subscriptions were RMB832.3 million (US$130.6 million), an increase of 93.4% from RMB430.5 million in fiscal year 2020, primarily driven by user expansion and enhanced user engagement. Average total MAUs were 16.40 million, an increase of 54.6% year-over-year from 10.61 million in fiscal year 2020. The number of paying users for the year was 4.44 million, a year-over-year increase of 19.0% from 3.73 million in fiscal year 2020.

Revenues from offline products and others were RMB112.4 million (US$17.6 million), an increase of 10.8% from RMB101.4 million in fiscal year 2020.

3 “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

Cost of Revenues

Cost of revenues was RMB284.1 million (US$44.6 million), an increase of 70.7% from RMB166.5 million in fiscal year 2020, primarily due to an increase in channel, product, and payroll-related costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB660.6 million (US$103.7 million), an increase of 80.8% from RMB365.4 million in fiscal year 2020. Gross margin was 69.9%, compared with 68.7% in fiscal year 2020.

Operating Expenses

Total operating expenses were RMB714.9 million (US$112.2 million), an increase of 74.4% from RMB409.9 million in fiscal year 2020. Share-based compensation expenses of RMB14.2 million were recognized during the fiscal year of 2021, compared with RMB78.0 million in fiscal year 2020. Excluding share-based compensation expenses, total operating expenses were RMB700.6 million, an increase of 111.1% from last year.

Research and development expenses were RMB415.3 million (US$65.2 million), an increase of 108.2% from RMB199.5 million in fiscal year 2020. Excluding share-based compensation expenses, research and development expenses were RMB409.9 million, an increase of 127.7% from last year, primarily due to increases in payroll-related expenses and outsourcing expenses as the Company continued to expand its research and development capabilities, and enhance and develop its tech-powered, intellectual development products.

Sales and marketing expenses were RMB202.1 million (US$31.7 million), an increase of 111.1% from RMB95.7 million in fiscal year 2020. Excluding share-based compensation expenses, sales and marketing expenses were RMB199.1 million, an increase of 114.4% from last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition as a publicly listed company, as well as an increase in payroll-related expenses.

General and administrative expenses were RMB97.4 million (US$15.3 million), a decrease of 15.0% from RMB114.7 million in fiscal year 2020. Excluding share-based compensation expenses, general and administrative expenses were RMB91.7 million, an increase of 55.3% from last year, primarily due to increases in payroll-related expenses and compliance costs related to being a publicly listed company.

Operating Income (Loss)

Operating loss was RMB54.2 million (US$8.5 million), compared with RMB44.5 million in fiscal year 2020.

Excluding share-based compensation expenses, adjusted operating loss was RMB39.1 million (US$6.1 million), compared with an adjusted operating income of RMB35.4 million in fiscal year 2020.

Net Income (Loss)

Net loss was RMB37.1 million (US$5.8 million), compared with RMB37.5 million in fiscal year 2020.

Adjusted net loss was RMB21.9 million (US$3.4 million), compared with an adjusted net income of RMB42.4 million in fiscal year 2020.

Net loss attributable to ordinary shareholders was RMB37.1 million (US$5.8 million), compared with RMB48.3 million in fiscal year 2020.

Adjusted net loss attributable to ordinary shareholders was RMB21.9 million (US$3.4 million), compared with an adjusted net income attributable to ordinary shareholders of RMB31.6 million in fiscal year 2020.

Basic and diluted net loss per ADS was RMB0.69 (US$0.11), compared with RMB1.07 in fiscal year 2020. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net loss per ADS was RMB0.41 (US$0.06), compared with an adjusted diluted net income per ADS of RMB0.66 in fiscal year 2020.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021 (conversion data is not available for December 31, 2021), which was RMB6.3726 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS excluding share-based compensation expenses. Adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media inquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	861,682	855,362	134,225
Accounts receivable, net	77,965	56,132	8,808
Inventories, net	16,873	28,054	4,402
Amounts due from related parties	322	2,845	446
Prepayments and other current assets	64,619	72,851	11,431
Total current assets	1,021,461	1,015,244	159,312
Non-current assets
Property and equipment, net	6,390	12,286	1,928
Intangible assets, net	11,789	27,287	4,282
Operating lease right-of-use assets	6,521	38,237	6,000
Amounts due from related parties	-	4,223	663
Other non-current assets	784	3,604	566
Total non-current assets	25,484	85,637	13,439
Total assets	1,046,945	1,100,881	172,751

LIABILITIES
Current liabilities
Accounts payable	21,551	30,536	4,792
Deferred revenue and customer advances	268,613	302,980	47,544
Amounts due to related parties	485	8,853	1,389
Accrued expenses and other current liabilities	107,029	115,895	18,186
Current operating lease liabilities	1,544	24,669	3,871
Total current liabilities	399,222	482,933	75,782
Non-current liabilities
Non-current operating lease liabilities	5,070	9,577	1,503
Total non-current liabilities	5,070	9,577	1,503
Total liabilities	404,292	492,510	77,285

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2020 and December 31, 2021; 122,622,382 Class A shares issued and outstanding as of December 31, 2020; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and December 31, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and December 31, 2021)	184	185	29
Additional paid-in capital	1,050,304	1,066,052	167,287
Treasury stock	-	(164)	(26)
Accumulated other comprehensive loss	(21,861)	(34,677)	(5,442)
Accumulated deficit	(385,974)	(423,025)	(66,382)
Total shareholders’ equity	642,653	608,371	95,466
Total liabilities and shareholders’ equity	1,046,945	1,100,881	172,751

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online subscriptions	157,322	220,461	220,826	34,652	430,466	832,345	130,613
Offline products and others	32,215	38,522	16,996	2,667	101,449	112,377	17,634
Total revenues	189,537	258,983	237,822	37,319	531,915	944,722	148,247

Cost of revenues
Online subscriptions	(37,454)	(55,758)	(56,252)	(8,827)	(107,904)	(209,625)	(32,895)
Offline products and others	(19,555)	(23,027)	(16,661)	(2,614)	(58,568)	(74,473)	(11,686)
Total cost of revenues	(57,009)	(78,785)	(72,913)	(11,441)	(166,472)	(284,098)	(44,581)
Gross profit	132,528	180,198	164,909	25,878	365,443	660,624	103,666

Operating expenses
Research and development expenses	(69,971)	(131,088)	(109,081)	(17,117)	(199,510)	(415,334)	(65,175)
Sales and marketing expenses	(44,605)	(67,216)	(36,652)	(5,751)	(95,717)	(202,093)	(31,713)
General and administrative expenses	(81,783)	(25,761)	(29,751)	(4,669)	(114,667)	(97,445)	(15,291)
Total operating expenses	(196,359)	(224,065)	(175,484)	(27,537)	(409,894)	(714,872)	(112,179)
Operating loss	(63,831)	(43,867)	(10,575)	(1,659)	(44,451)	(54,248)	(8,513)
Other income, net	1,853	5,695	2,691	422	7,441	17,052	2,676
Loss before income taxes	(61,978)	(38,172)	(7,884)	(1,237)	(37,010)	(37,196)	(5,837)
Income tax benefits (expenses)	8,228	(23)	(25)	(4)	(466)	145	23
Net loss	(53,750)	(38,195)	(7,909)	(1,241)	(37,476)	(37,051)	(5,814)
Accretion to redemption value of contingently redeemable ordinary shares	(347)	-	-	-	(10,792)	-	-
Net loss attributable to ordinary shareholders	(54,097)	(38,195)	(7,909)	(1,241)	(48,268)	(37,051)	(5,814)

Net loss attributable to ordinary shareholders per ADS:
- Basic	(1.04)	(0.72)	(0.15)	(0.02)	(1.07)	(0.69)	(0.11)
- Diluted	(1.04)	(0.72)	(0.15)	(0.02)	(1.07)	(0.69)	(0.11)

Weighted average number of ADSs:
- Basic	51,990,130	53,324,476	53,331,950	53,331,950	45,267,864	53,326,360	53,326,360
- Diluted	51,990,130	53,324,476	53,331,950	53,331,950	45,267,864	53,326,360	53,326,360

Total share-based compensation expenses included in:
Cost of revenues	1,897	244	172	27	1,897	940	148
Research and development expenses	19,499	(24)	220	35	19,499	5,431	852
Sales and marketing expenses	2,858	767	80	13	2,858	3,010	472
General and administrative expenses	55,637	1,379	1,054	165	55,637	5,794	909

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(63,831)	(43,867)	(10,575)	(1,659)	(44,451)	(54,248)	(8,513)
Share-based compensation expenses	79,891	2,366	1,526	240	79,891	15,175	2,381
Adjusted operating income (loss)	16,060	(41,501)	(9,049)	(1,419)	35,440	(39,073)	(6,132)

Net loss	(53,750)	(38,195)	(7,909)	(1,241)	(37,476)	(37,051)	(5,814)
Share-based compensation expenses	79,891	2,366	1,526	240	79,891	15,175	2,381
Adjusted net income (loss)	26,141	(35,829)	(6,383)	(1,001)	42,415	(21,876)	(3,433)
Accretion to redemption value of contingently redeemable ordinary shares	(347)	-	-	-	(10,792)	-	-
Adjusted net income (loss) attributable to ordinary shareholders	25,794	(35,829)	(6,383)	(1,001)	31,623	(21,876)	(3,433)

Diluted net loss per ADS	(1.04)	(0.72)	(0.15)	(0.02)	(1.07)	(0.69)	(0.11)
Impact of non-GAAP adjustments	1.52	0.05	0.03	0.00	1.73	0.28	0.05
Adjusted diluted net income (loss) per ADS	0.48	(0.67)	(0.12)	(0.02)	0.66	(0.41)	(0.06)

Weighted average number of ADSs – diluted	51,990,130	53,324,476	53,331,950	53,331,950	45,267,864	53,326,360	53,326,360
Incremental dilutive securities	1,934,255	-	-	-	2,413,145	-	-
Weighted average number of ADSs – adjusted	53,924,385	53,324,476	53,331,950	53,331,950	47,681,009	53,326,360	53,326,360